

Filed Pursuant to Rule 433
Registration No. 333-158385
December 1, 2009

FREE WRITING PROSPECTUS
(To Free Writing Prospectus dated December 1, 2009,
Prospectus dated April 2, 2009
and Prospectus Supplement dated April 9, 2009)

Bearish Accelerated Market Participation Securities

Linked to the S&P 500® Index

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction.

INDICATIVE TERMS

Issuer	HSBC USA Inc.
Issue	Bearish Accelerated Market Participation Securities Linked to the S&P 500® Index
Reference Asset	The S&P 500® Index
Trade Date	December 22, 2009
Pricing Date	December 22, 2009
Original Issue Date	December 28, 2009
Final Valuation Date	January 25, 2011*
Maturity Date	January 28, 2011*
Principal Amount	$1,000 per Security
Payment at Maturity per Security	**If the Reference Return is less than or equal to zero,** the lesser of: (a) $1,000 + ($1,000 × the absolute value of the Reference Return × Downside Participation Rate); and (b) $1,000 + ($1,000 × Maximum Cap). You will gain 3% on your investment in the securities for each 1% that the Reference Return is below zero, up to the Maximum Cap. ***You should be aware that you will only receive a positive return on your securities if the Final Level is less than the Initial Level.*** **If the Reference Return is greater than zero**: $1,000 - [$1,000 × Reference Return] You will lose 1% of the principal amount of your securities for each 1% that the Reference Return is above zero. ***You should be aware that if the Reference Return is greater than zero, you may lose up to 100% of your investment. In no instance will the final settlement value be less than zero dollars.***
Downside Participation Rate	300%
Maximum Cap	15.00% to 18.00% The actual Maximum Cap will be determined on the Pricing Date.
Reference Return	$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$ provided, however, that the Reference Return will never exceed 100%.
Initial Level	The Official Closing Level of the S&P 500® Index on the Pricing Date.
Final Level	The Official Closing Level of the S&P 500® Index on the Final Valuation Date.
CUSIP	4042K0H57

* Subject to adjustment as described under "Additional Terms Relating to the Securities" in the accompanying Free Writing Prospectus.

Securities Description

These Bearish Accelerated Market Participation Securities will gain 3% for each 1% the Reference Return is below 0%, up to the Maximum Cap. If the Reference Return is positive, you will lose 1% of the principal amount of your securities for each 1% that the Reference Return is above zero. YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT OF YOUR INVESTMENT.

This investment is applicable for investors who believe that the Reference Return will depreciate over the term of the securities and want to participate in any declines in the Reference Asset during the term of the securities on an accelerated basis. In exchange for accelerated participation in any declines in the Reference Asset, subject to the Maximum Cap, the investor is exposed to losses if the Reference Asset's final level is above its initial level.

Highlights

- Receive 300% Accelerated Participation in the negative performance of the Reference Asset up to the Maximum Cap.
- You will lose 1% of your principal amount for every 1% that the Reference Return is above zero.

Example Payoff Diagram:

The following diagram illustrates some hypothetical payoff possibilities for the Bearish Accelerated Market Participation Securities based upon the 300% Downside Participation Rate and assuming a Maximum Cap of 16.50% (which is the midpoint of the range of 15.00 to 18.00; the actual Maximum Cap will be determined on the Pricing Date).

Reference Return	Participation in Reference Return	AMPs Return
15% 1%	1x Losses on	-15% -1%
-2% -5%	3x Gains on Downside	6% 15%
-5.5% -15%	3x Gains up to Max	16.5% 16.5%

HSBC

Our affiliate HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker dealers or will offer the securities directly to investors. See "Supplemental Plan of Distribution (Conflicts of Interest)" in the accompanying Free Writing Prospectus.

INVESTOR SUITABILITY

The securities may be suitable for you if:

- You seek an investment with an enhanced return linked to the potential negative performance of the Reference Asset and you believe the level of the Reference Asset will decrease over the term of the securities.
- You are willing to invest in the securities based on the Maximum Cap indicated herein (the actual Maximum Cap will be determined on the Pricing Date) which may limit your return at maturity.
- You are willing to make an investment that is exposed to the positive Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is greater than zero.
- You are willing to forego dividends or other distributions paid to holders of stocks comprising the Reference Asset.
- You do not seek current income from this investment.
- You do not seek an investment for which there is an active secondary market.
- You are willing to hold the securities to maturity.
- You are comfortable will the creditworthiness of HSBC, as issuer of the securities.

The securities may not be suitable for you if:

- You believe the Reference Return will be positive or that the Reference Return will not be sufficiently negative to provide you with your desired return.
- You believe the level of the Reference Asset will increase over the term of the securities.
- You are unwilling to make an investment that is exposed to the positive Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is above zero.
- You seek an investment that is 100% principal protected.
- You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.
- You prefer to receive the dividends or other distributions paid on any stocks included in the Reference Asset.
- You seek current income from your investment.
- You seek an investment for which there will be an active secondary market.
- You are unable or unwilling to hold the securities to maturity.
- You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the securities.

CERTAIN RISKS AND CONSIDERATIONS

Purchasing the securities involves a number of risks. It is suggested that prospective investors reach a purchase decision only after careful consideration with their financial, legal, accounting, tax and other advisors regarding the suitability of the securities in light of their particular circumstances. See "Risk Factors" in the accompanying Free Writing Prospectus and Prospectus Supplement for a discussion of risks, which include:

- The securities are not principal protected and you may lose up to 100% of your initial investment.
- The appreciation on the securities, if any, will be limited by the Maximum Cap,.
- Payment, if any, is subject to the ability of HSBC to pay its obligations as they become due and market value of the securities may be affected by HSBC's actual and perceived creditworthiness.
- Certain built-in costs are likely to adversely affect the value of the securities prior to maturity and the securities should be viewed as long term instruments.
- The return on the securities is linked to the performance of an equity index and may be positive or negative.
- The return on the securities does not necessarily reflect the full performance of the reference asset.
- Your yield may be less than that of a standard debt security of comparable maturity.
- You will not receive any periodic interest payments on the securities.
- There may be little or no secondary market for the securities—the securities will not be listed or displayed on any securities exchange or quotation system.
- There is a potential conflict of interest in that we or our affiliates play a variety of roles, including acting as calculation agent and hedging our obligations under the securities, during which the economic interests of the calculation agent or other affiliates of ours are potentially adverse to your interests as an investor in the securities.
- The securities are subject to significant risks not associated with conventional fixed rate or floating rate debt securities.
- These securities are not bank deposits and are not insured by the FDIC or any other U.S. federal or state government agency.

This Free Writing Prospectus relates to one security offering linked to the reference asset identified on the cover page. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the security offering relates only to the reference asset identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the reference asset or as to the suitability of an investment in the securities.

You should read this document together with the Prospectus dated April 2, 2009, the Prospectus Supplement dated April 9, 2009 and the Free Writing Prospectus dated December 1, 2009. If the terms of the securities offered in this Free Writing Prospectus are inconsistent with those described in the accompanying Prospectus Supplement or Prospectus, the terms described in this Free Writing Prospectus will control. If the terms of the securities offered in this Free Writing Prospectus are inconsistent with those described in the accompanying Free Writing Prospectus, the terms described in the other Free Writing Prospectus will control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page S-3 of the Prospectus Supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities. As used herein, references to "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a Prospectus) and a second Free Writing Prospectus with the Securities and Exchange Commission for the offering to which this Free Writing Prospectus relates. Before you invest, you should read the Prospectus, the Prospectus Supplement and the other Free Writing Prospectus for more complete information about the issuer and this offering. You may get these items for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus, Prospectus Supplement or Free Writing Prospectus if you request it by calling toll free, 1-888-800-4722.

You may also obtain:

- the Free Writing Prospectus at http://www.sec.gov/Archives/edgar/data/83246/000114420409062625/v167985_fwp.htm
- the Prospectus Supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm
- the Prospectus at http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

We are using this Free Writing Prospectus to solicit from you an offer to purchase the securities. You may revoke your offer to purchase the securities at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. In the event of any material changes to the terms of the securities, we will notify you.